Exhibit 1

British American Tobacco p.l.c. (the “Company”)
Retirement of Ben Stevens: disclosures required by section 430(2B), Companies Act 2006

Further to the announcement by the Company on 28 February 2019, Ben Stevens has stepped down as Finance Director and from the Board of the Company with effect from 5 August 2019. Ben Stevens will remain an employee of the Company and retire from the Group with effect from 30 September 2019 (the “Retirement Date”). Accordingly, Ben Stevens’ entitlement to salary and all other contractual benefits associated with his employment shall continue until the Retirement Date, when they shall cease.

As required by section 430(2B) of the Companies Act 2006, the elements of Ben Stevens’ remuneration which are consequent upon his retirement, and which will be paid at or following the Retirement Date, are stated below; he will not receive any payment for loss of office or any other payments in relation to the cessation of his employment. Ben Stevens’ remuneration arrangements are in accordance with the Company’s current shareholder approved Directors’ Remuneration Policy. Further details will be included in the relevant Directors’ Remuneration Reports in the Company’s Annual Report and Accounts.

Short-term incentives: Deferred Share Bonus Scheme (DSBS) – outstanding awards of shares
Determined by the Remuneration Committee on 29 July 2019 as a ‘good leaver’ with reference to the rules of the DSBS; he will receive full and immediate vesting of all outstanding DSBS awards as at the Retirement Date, amounting to 61,932 ordinary shares.

Short-term incentives: International Executive Incentive Scheme (IEIS) Year ending 31 December 2019
Annual performance-related bonus (IEIS) for the year ending 31 December 2019 will be paid on a ‘wait and see’ basis, being paid pro rata, by reference to full-year results and paid fully in cash at the normal time in March 2020, in accordance with the rules of the IEIS.

Long-term incentives: Long-term incentive plan (LTIP) – outstanding awards of shares
Determined as a ‘good leaver’ by the Remuneration Committee on 29 July 2019 with reference to the rules of the LTIP; Ben Stevens’ outstanding LTIP awards at the Retirement Date are affected as follows:
●  LTIP Award: 12 May 2016 (performance period: 1 January 2016 – 31 December 2018) – vests on 12 May 2021 at 70.5% amounting to 50,526 ordinary shares.
●  LTIP Awards: 27 March 2017 (performance period: 1 January 2017 – 31 December 2019); 26 March 2018 (performance period: 1 January 2018 – 31 December 2020); and 28 March 2019 (performance period: 1 January 2019 – 31 December 2021)  – actual vesting percentages will be determined by the Remuneration Committee based on the achievement of the performance conditions at the end of the relevant three-year performance period; time pro rating, based on the number of months worked in each performance period will apply. Awards granted in 2017, 2018 and 2019 are subject to an additional vesting period of two years from the date of the third anniversary of the date of grant.

Pension-related benefits: British American Tobacco UK Pension Fund (BATUKPF) Unfunded unapproved retirement benefit scheme (UK UURBS)
Following his retirement, Ben Stevens will be in receipt of a pension in accordance with the provisions of the BATUKPF and UK UURBS arrangements. He may take part of his entitlement in the BATUKPF and part or all of his entitlement in the UK UURBS as a lump sum. The indicative total pension entitlement as at the Retirement Date is £467,745 per annum.

Other emoluments	Ben Stevens is eligible to be reimbursed to an amount not exceeding £30,000 for any tax advice he may receive.

Dividend equivalent (DSBS): Ben Stevens will be eligible to receive:
●  a cash sum of £9,339.52, equivalent to the dividend on the after-tax position on the unvested ordinary shares comprised in the 2017 and 2018 share awards; and
●  an amount of shares equivalent to the dividend on the after-tax position on 28,472 unvested shares comprised in the 2019 share award;
as held in the DSBS at the August 2019 quarterly interim dividend record date (28 June 2019) for the year ended 31 December 2018; payable/awarded on or after the payment date for the quarterly dividend, 8 August 2019.

Dividend equivalent (LTIP): Ben Stevens will be eligible to receive cash sums (applicable to his 2016, 2017 and 2018 outstanding LTIP Awards) and a share award (applicable to his 2019 outstanding LTIP Award), with equivalent value to the aggregated dividends he would have received as a shareholder over the vesting periods, which in each case will be paid/awarded on or shortly following the vesting of the relevant LTIP Award.

All Employee Share Plans
Share Incentive Plan (Share Reward Scheme and UK Employee Share Ownership Plan): At the Retirement Date, Ben Stevens will be eligible to receive all shares held in the Share Incentive Plan, currently 842 shares as at 5 August 2019.

Sharesave: In accordance with the Sharesave Scheme rules and applicable HMRC requirements, Ben Stevens will be eligible to exercise a maximum of 1,030 options within six months following the Retirement Date.

Name of duly authorised officer of issuer responsible for making notification:

B Creegan
Deputy Secretary
British American Tobacco p.l.c.

6 August 2019

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